UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________

Commission file number 0-1088

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KELLY RETIREMENT PLUS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KELLY SERVICES, INC.
999 WEST BIG BEAVER ROAD
 TROY, MICHIGAN 48084

 REQUIRED INFORMATION

Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

		Page Number

(a)	Financial Statements of the Plan

	Report of Independent Registered Public Accounting Firm	4

	Statements of Net Assets Available for Benefits - December 31, 2011 and 2010	5

	Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2011	6

	Notes to Financial Statements	7 - 13

(b)	Schedule *

	Schedule H, line 4i – Schedule of Assets (Held at End of Year)	14

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By: Kelly Services, Inc. Benefit Plans Committee

June 21, 2012	/s/ Daniel T. Lis

Daniel T. Lis

Senior Vice President, General Counsel
and Corporate Secretary

June 21, 2012	/s/ Patricia Little

Patricia Little

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 21, 2012	/s/ Michael E. Debs

Michael E. Debs

Senior Vice President and
Chief Accounting Officer
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee
Kelly Retirement Plus

We have audited the accompanying statements of net assets available for benefits of Kelly Retirement Plus (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2011 and 2010 and the changes in net assets for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
June 21, 2012

Kelly Retirement Plus

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
	(In thousands of dollars)

Investments
Investments - Participant Directed, at fair value (Note 4)	$123,979	$124,494

Contributions Receivable
Employer	3,473	755
Participant	349	292

Total Contributions Receivable	3,822	1,047

Net assets available for benefits, at fair value	127,801	125,541

Adjustment from fair value to contract value for interest in common collective trust funds relating to fully benefit-responsive investment contracts (Note 2)	(56)	218

Net assets available for benefits	$127,745	$125,759

See accompanying Notes to Financial Statements.

Kelly Retirement Plus

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2011
(In thousands of dollars)
Additions
Contributions:
Employer	$5,337
Participant	9,240
Total Contributions	14,577

Investment Income (Loss):
Dividend and interest income	2,059
Net realized and unrealized loss on investments (Note 3)	(3,501)
Total Investment Loss - net	(1,442)

Total additions	13,135

Deductions
Benefits paid to participants	11,083
Administrative fees	66

Total deductions	11,149

Net change in assets available for benefits	1,986

Net assets available for benefits:
Beginning of year	125,759

End of year	$127,745

See accompanying Notes to Financial Statements.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)

1.         Plan Description

The following description of Kelly Retirement Plus (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan provides benefits to eligible employees according to the provisions of the Plan Document.  All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions
Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums (sixteen thousand five hundred dollars in 2011) to the Plan each year.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed five thousand five hundred dollars in 2011.

The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company and Employer Matching Contributions, whereby the Company matches employees’ contributions using a predetermined formula.  The Company made an Employer Discretionary Contribution to the Plan for 2011 that represented 2% of participants’ eligible wages for the year and totaled $3,421.  The Company made Employer Matching Contributions at $.50 per dollar of participant contributions up to 4% of eligible earnings employees contribute and totaled $1,941.  Employer contributions are allocated in the same manner as participant contributions.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, an allocation of investment earnings and an allocation of administrative expenses.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Administration
The Plan is administered by a committee appointed by the Board of Directors of the Company.  This committee is composed of the Executive Vice President and Chief Financial Officer, the Senior Vice President, General Counsel and Corporate Secretary and the Senior Vice President and Chief Human Resources Officer and serves at the pleasure of the Board.

Investment Options
All contributions are invested by JPMorgan Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Vesting and Benefits
Beginning with the 2007 Employer Discretionary Contributions, participants become fully vested upon attainment of age sixty-five or completion of three years of service, whichever occurs first.  All previous Employer Discretionary Contributions become fully vested upon attainment of age sixty-five or completion of five years of service, whichever occurs first.  Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first.  The first year of service begins at the later of age 18 or date of hire.  Participant contributions are 100% vested immediately.

Kelly Retirement Plus

Notes to Financial Statements (continued)
(In thousands of dollars)

1.       Plan Description (continued)

Vesting and Benefits (continued)
The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution.  If the vested portion of a participant’s account exceeds one thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2.  Vested accounts with balances of one thousand dollars or less are paid in an immediate lump-sum distribution.

Participant Forfeitures
Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution.  The Plan Administrator offset the Employer Discretionary Contribution with forfeitures aggregating $24 for the year ended December 31, 2011.

In-Service Withdrawals
Participants may request in-service distributions anytime after the attainment of age 59 1/2 or if experiencing a hardship as defined by the IRS under Safe Harbor Rules.

Participant Notes Receivable
The Plan, as currently designed, does not allow participants to borrow from their accounts.

2.       Summary of Significant Accounting Principles and Practices

Basis of Accounting and Use of Estimates
The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.  The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting – Defined Contribution Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.  The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments are stated at fair value as of the last day of the Plan year, except for the common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.  The Plan’s mutual fund investments are valued based on quoted market prices.  The Kelly Stock Fund is valued at the unit price, as determined by the Trustee, which represents the fair value of the underlying investments.  The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Kelly Retirement Plus

Notes to Financial Statements (continued)
(In thousands of dollars)

2.       Summary of Significant Accounting Principles and Practices (continued)

Contributions
Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period.  Employer Discretionary Contributions are recorded in the period during which they were earned.  Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Accounting Pronouncements Not Yet Adopted
In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  The Company does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

Kelly Retirement Plus

Notes to Financial Statements (continued)
(In thousands of dollars)

3.       Investments

The following table presents individually significant investments of the Plan’s net assets.

	2011	2010
Mutual Funds, at fair value:
JPMorgan Equity Index Fund Select	$19,645	$16,307
JPMorgan Investor Growth & Income Fund	12,045	12,969
JPMorgan Core Bond Fund Select	11,986	11,085
JPMorgan Large Cap Growth R5	8,570	-
American Century Heritage Fund	8,209	9,131
American Funds Europacific Growth R4	8,047	9,750
American Funds Growth Fnd of Amer R4	-	8,041
PIMCO Total Return Fund (Adm)	5,756	6,353

Other mutual funds	25,155	27,403

Total Mutual Funds, at fair value	99,413	101,039

Collective Funds, at contract value:
JPMorgan Stable Asset Income Fund CI F	22,514	-
JPMorgan Stable Asset Income Fund CI F-30	-	21,060
JPMorgan Stable Asset Income Fund CI F-15	-	49

Total Collective Funds, at contract value	22,514	21,109

Kelly Services, Inc. Class "A" Common Stock Fund, at fair value	1,996	2,564

Total Investments	$123,923	$124,712

All investments are participant directed.

During 2011, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value as follows:
2011

Common Stock	$(669)
Mutual Funds	(2,832)

Net depreciation in fair value of investments	$(3,501)

Kelly Retirement Plus

Notes to Financial Statements (continued)
(In thousands of dollars)

4.       Fair Value

The following tables present the Plan’s assets carried at fair value as of December 31, 2011 and December 31, 2010 by fair value hierarchy level, as described below.  The Plan has no liabilities measured at fair value.

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$65,577	$-	$-	$65,577
Balanced	12,045	-	-	12,045
Fixed income	17,742	-	-	17,742
Retirement-year based	4,049	-	-	4,049
Total Mutual Funds	99,413	-	-	99,413

Collective Funds:
Stable value investment (1)	-	22,570	-	22,570

Common Stock (2)	-	1,996	-	1,996

Total	$99,413	$24,566	$-	$123,979

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$67,755	$-	$-	$67,755
Balanced	12,969	-	-	12,969
Fixed income	17,438	-	-	17,438
Retirement-year based	2,877	-	-	2,877
Total Mutual Funds	101,039	-	-	101,039

Collective Funds:
Stable value investment (1)	-	20,891	-	20,891

Common Stock (2)	-	2,564	-	2,564

Total	$101,039	$23,455	$-	$124,494

(1)
This fund invests in a high quality fixed income portfolio combined with investment contracts called "benefit responsive wraps." This fund is valued at the fair value per share multiplied by the number of shares held as of measurement date.  There were no unfunded commitments, redemption notices or restrictions on the investments described above.

(2)	This fund allows for investment in the Company's Class A non-voting common stock. A portion of the investments are held in the Fidelity Cash Portfolio money market fund.

Kelly Retirement Plus

Notes to Financial Statements (continued)
(In thousands of dollars)

4.       Fair Value (continued)

Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities.  Level 2 measurements include quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 3 measurements include significant unobservable inputs.  The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Plan also holds other assets not measured at fair value on a recurring basis, including contributions receivable.  The fair value of these assets is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer.  There were no transfers between levels of the fair value hierarchy during 2011.

5.       Priorities on Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions and / or terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the participants with all participants receiving full value of their accounts on the date of such distribution.

6.       Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$127,745	$125,759
Adjustment to fair value for stable value fund	56	(218)
Amounts allocated to withdrawing participants	(683)	(464)

Net assets available for benefits per the Form 5500	$127,118	$125,077

Kelly Retirement Plus

Notes to Financial Statements (continued)
(In thousands of dollars)

6.       Reconciliation of Financial Statements to IRS Form 5500 (continued)

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500:

Year ended
December 31,
2011

Net change in assets available for benefits per the financial statements	$1,986
Add:
Amounts allocated to withdrawing participants at December 31, 2010	464
Adjustment to fair value for stable value fund at December 31, 2010	218
Adjustment to fair value for stable value fund at December 31, 2011	56
Less:
Amounts allocated to withdrawing participants at December 31, 2011	(683)

Net income per the Form 5500	$2,041

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.       Federal Income Tax Status

The Plan has received a determination letter, dated July 8, 2010, from the Internal Revenue Service indicating that the Plan, as designed, is qualified for tax exempt treatment under the applicable section of the Internal Revenue Code. Accordingly, no provision for income tax has been recorded.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2008.

8.       Party-in-Interest Transactions

A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee.  All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.

The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions.  The Plan also invests in common stock of the Company.

Kelly Retirement Plus
Employer Identification Number: 38-1510762
Plan Number: 002

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2011

	Identity of issue,	Description of investment, including
Party-in	borrower, lessor	maturity date, rate of interest,		Current
interest	or similar party	collateral, par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)
				(In thousands of dollars)
	Mutual Funds:

*	JPMorgan	JPMorgan Equity Index Fund Select	$ **	$19,645

*	JPMorgan	JPMorgan Investor Growth & Income Fund	**	12,045

*	JPMorgan	JPMorgan Core Bond Fund Select	**	11,986

*	JPMorgan	JPMorgan Large Cap Growth R5	**	8,570

	MFS	MFS Value Fund A	**	4,503

	American Funds	American Funds Europacific Growth R4	**	8,047

	PIMCO	PIMCO Total Return Fund (Adm)	**	5,756

	Vanguard	Vanguard Mid-Cap Index Fund	**	1,793

	Vanguard	Vanguard Small Cap Index Fund	**	1,404

	Fidelity	Fidelity Freedom 2010	**	556

	Fidelity	Fidelity Freedom 2020	**	1,366

	Fidelity	Fidelity Freedom 2030	**	1,219

	Fidelity	Fidelity Freedom 2040	**	614

	Fidelity	Fidelity Freedom 2050	**	294

	Royce	Royce Total Return Fund	**	5,034

	American Century	American Century Heritage Fund	**	8,209

	Janus	Perkins Mid Cap Value Fund A	**	4,309

	Janus	Janus Triton T	**	4,063

	Collective Funds:

*	JPMorgan	JPMorgan Stable Asset Income Fund CI F	**	22,570

	Common Stock:

*	Kelly Services, Inc.	Kelly Services, Inc. Class "A" Common Stock Fund	**	1,996

		Total		$123,979

*    Represents a party-in-interest to the Plan.
**  Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS
REQUIRED BY ITEM 601,
REGULATION S-K

Exhibit No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2